

October 24, 2019

<u>Via E-Mail</u>
Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

> **Re:** **Pivotal Software, Inc.**
> **Preliminary Statement on Schedule 14A**
> **Filed on October 10, 2019**
> **File No. 1-38460**
>
> **Schedule 13E-3**
> **Filed by Pivotal Software, Inc., VMware, Inc., Dell Technologies Inc., EMC**
> **   Corporation et. al**
> **Filed on October 10, 2019**
> **File No. 5-90452**

Dear Ms. Solum:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3</u>

1.   Refer to the paragraph on page 22 of the preliminary proxy statement beginning with the sentence "On January 18, 2019…" In light of this disclosure, please advise why Mr. Dell is not an affiliate of Pivotal engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person.

Preliminary Proxy Statement

Special Factors, page 21

2.   Refer to the paragraph on page 25 beginning with the sentence "On April 5, 2019…"
        With a view towards revised disclosure, please advise what specific potential impacts
        were contemplated that a leak could have on Pivotal.

3.   We note disclosure in the fourth paragraph on page 27 regarding Lazard's discussions
        with the VMWare Special Committee regarding a "preliminary financial analysis of
        Pivotal." Each presentation, discussion, or report held with or presented by the financial
        advisor, whether oral or written, is a separate report that requires a reasonably detailed
        description meeting the requirements of Item 1015 of Regulation M-A. This requirement
        applies to both preliminary and final reports. Please expand the disclosure to include a
        summary of the preliminary financial analysis provided by Lazard and file any written
        materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule
        13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits.
        Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30,
        1987).

4.   Refer to the preceding comment and the descriptions on page 29 and 30 to 31 of
        telephonic meetings on August 5 and August 8 between the Pivotal Special Committee
        and Morgan Stanley. We note that presentation materials of Morgan Stanley dated
        August 5 and August 8, 2019 have been filed as exhibits (c)(3) and (c)(4) to the Schedule
        13E-3. However, we do not see a summary of such presentations meeting the
        requirements of Item 1015 of Regulation M-A disclosed in the proxy statement. Please
        advise.

The Pivotal Board, page 42

5.   Refer to the first two paragraphs on page 42. Please revise to clarify, if true, that the
        "variety of factors" referenced in the second paragraph on page 42 considered by the
        Pivotal Board in reaching the determinations described in the first paragraph on page 42
        were also considered in reaching the determination described in the first paragraph on
        page 43 regarding fairness of the merger to "unaffiliated security holders." Please refer
        to Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A.

6.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
        to each filing person's fairness determination and should be discussed in reasonable
        detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
        13, 1981). Given the Pivotal Board's consideration of (1) the factors considered by the
        Pivotal Special Committee that are listed in the section entitled "The Pivotal Special
        Committee" and (2) the Pivotal Special Committee's analysis and conclusions, please
        revise this section to either include the factors described in clause (viii) of Instruction 2 to

Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard.

7. In responding to the preceding comment with respect to 1014(c), please note that the staff considers officers and directors of the filing persons to be affiliates when considering whether such reference is sufficiently specific to satisfy the disclosure obligations of Item 1014(c) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please advise whether such term applies to any other directors and officers of Pivotal or its affiliates who were not necessarily considered members of the Buyer Group or their affiliates.

Summary of Financial Analyses, page 45

8. The second paragraph of this section indicates that "[i]n performing the financial analyses summarized below and arriving at its opinion… Morgan Stanley also used and relied upon a set of financial projections for Pivotal based on Wall Street research reports as of June 5, 2019 for fiscal years 2020 through 2022 (the "Street Case"). While it appears that the Base Case, Low Case and High Case projections are disclosed in the section beginning on page 78, we do not see the Street Case projections. Please advise.

Discounted Equity Value Analysis, page 47

9. Disclosure in this section indicates that to calculate the discounted implied value per share of the Class A common stock, Morgan Stanley used the estimated revenue of fiscal year 2022, fiscal year 2023 and fiscal year 2024 from the Street Case and each management case. In contrast, Morgan Stanley performed a discounted cash flow analysis using a combination of Wall Street analyst forecasts of future cash flows of Pivotal for fiscal years 2020, 2021 and 2022 and financial forecasts prepared by Pivotal management through fiscal year 2022. With a view towards disclosure, please advise why Morgan Stanley, in performing its discounted equity value analysis, did not use the estimated revenue for the same years used in the discounted cash flow analysis.

Discounted Cash Flow Analysis, page 47

10. Disclosure on page 48 indicates that "[r]elying on Pivotal's Annual Report on Form 10-K, filed March 29, 2019, Morgan Stanley also calculated the amount of net operating loss carryforwards and tax credit carryforwards that Pivotal's management estimated could be utilized for the period from fiscal year 2020 through fiscal year 2029." With a view towards disclosure, please advise what these amounts were.

Precedent Transaction Analysis, page 48

11. Disclosure in this section indicates that "Morgan Stanley compared publicly available statistics for selected software transactions that were announced since 2011." With a view towards disclosure, please advise why 2011 was determined to be the appropriate cut-off date for inclusion of transactions.

12. Disclosure on page 49 following the first table references "representative ranges." With a view towards disclosure, please clarify whether such ranges are a subset of the actual range suggested by the preceding table and why such representative ranges were determined to be more appropriate for purposes of deriving implied values per share of Class A common stock.

Premiums Paid Analysis, page 50

13. Refer to the first paragraph of this section and the two following sections entitled "Historical Trading Range Analysis" and "Equity Research Analysts' Price Target Analysis." With a view towards disclosure, please advise us of the meaning of the phrase "[f]or reference only, and not as a component of its fairness analysis." Please also advise why these analyses, as opposed to those discussed on preceding pages, were not "components of Morgan Stanley's fairness analysis," and why these analyses were presented to the Pivotal Special Committee.

14. Please disclose the "selected technology transactions" referenced in the first paragraph of this section.

15. Refer to the last paragraph of this section. Please revise to clarify and specify the assumptions referenced in this paragraph.

General, page 51

16. Disclosure in this section indicates that "[i]n performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters…" So that investors may properly evaluate Morgan Stanley's analyses, please revise to disclose such assumptions. For example, quantify assumptions where applicable, or provide greater specificity as to e.g. "industry performance" and "financial conditions."

Other Analyses—Pivotal, page 59

17. With a view towards disclosure, please advise why the analyses described in this section were presented to the VMware Special Committee for information purposes only, as

opposed to those discussed on preceding pages, and were determined not to provide the basis for, and were not otherwise material to, the rendering of Lazard's opinion.

Miscellaneous, page 63

18.   Refer to the last paragraph of this section. Please revise to quantify the compensation received by Lazard in the past two years with respect to the additional services described in this paragraph. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Miscellaneous, page 70

19.   Refer to the second to last paragraph of this section on page 71. Please revise to quantify the compensation received by Moelis & Company in the past two years with respect to the additional services described in this paragraph. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Summary of Presentations Provided by Goldman Sachs, page 72

20.   Disclosure on page 74 indicates that "[t]he matters considered by Goldman Sachs in their financial analyses and reflected in the Goldman Sachs Presentations were necessarily based on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors as in effect on, and information made available to Goldman Sachs as of the date of such Goldman Sachs Presentation." So that investors may properly evaluate Morgan Stanley's analyses, please revise to disclose such assumptions. For example, quantify assumptions where applicable and provide greater specificity as to e.g. "industry-specific and company-specific factors."

Financial Projections, page 78

21.   Disclosure on page 79 indicates that "[t]he Projections, while presented with numerical specificity, were based on numerous variables and assumptions." Disclosure on page 82 indicates that "[t]he financial projections, while presented with numerical specificity, were based on numerous variables and assumptions, including about future performance, that are inherently uncertain and many of which are beyond VMware's and Pivotal's control." Please revise to disclose such variables and assumptions, including the assumptions underlying the "Street Case" projections.

VMware Projections, page 84

22.   Disclosure in the last sentence of the first paragraph of this section briefly references Scenarios A and B. So that investors may properly evaluate the disclosure provided in the section entitled "Opinion and Materials of Financial Advisor to the VMware Special

Committee (Lazard)," including the VMware Valuation Analyses, please expand this sentence to provide further explanation and detail regarding these two scenarios.

<u>Position of the Buyer Group…, page 87</u>

23.   Refer to our comment 6 above. Please revise this section to either include the factors described in Item 1014(c) and (e) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and 1014(e) were not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguards.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions